UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

LOMBARD MEDICAL, INC.
(Name of Issuer)
Ordinary Shares, $0.01 par value per share
(Title of Class of Securities)
G55598109
(CUSIP Number)

John Heard Abingworth LLP Princes House 38 Jermyn Street London, England SW1Y 6DN +44 20 7534 1500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G55598109
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Abingworth LLP 98-051-8585

2. Check the Appropriate Box if a Member of a Group (See Instructions):		(a) [ ]
		(b) [ X ]

3. SEC Use Only
4. Source of Funds (See Instructions): WC (See Item 3)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

6. Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	3,352,544*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	3,352,544*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 3,352,544*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent of Class Represented by Amount in Row (11): 20.7%*

14. Type of Reporting Person (See Instructions): PN

*As of September 30, 2014, Abingworth LLP (“Abingworth”) may be deemed to beneficially own an aggregate of 3,352,544 ordinary shares, $0.01 par value per share (“Ordinary Shares”), of Lombard Medical, Inc. (the “Issuer”). The number of Ordinary Shares reported above consists of (i) 1,234,835 Ordinary Shares held by Abingworth Bioventures V, LP (“ABV V”), (ii) 1,488,617 Ordinary Shares held by Abingworth Bioventures V Co-Invest Growth Equity Fund, LP (“AGE”), (iii) 419,397 Ordinary Shares held by Abingworth Bioequities Master Fund Limited (“ABE”), and (iv) 209,695 Ordinary Shares held by Abingworth Bioventures VI LP (“ABV VI”). Abingworth, as the investment manager of ABV V, AGE, ABE and ABV VI, may be deemed to beneficially own the 1,234,835 Ordinary Shares held by ABV V, the 1,488,617 Ordinary Shares held by AGE, the 419,397 Ordinary Shares held by ABE, and the 209,695 Ordinary Shares held by ABV VI. Thus, as of September 30, 2014, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Abingworth may be deemed to beneficially own 20.7% of the Ordinary Shares deemed issued and outstanding.

The foregoing beneficial ownership percentage is based upon 16,185,797 Ordinary Shares issued and outstanding immediately after the consummation of the Issuer’s initial public offering on April 24, 2014, as reported by the Issuer in its Prospectus (File No. 333-194461), dated April 25, 2014 and filed with the Securities and Exchange Commission (the “SEC”) on April 25, 2014 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended (the “Securities Act”).

CUSIP No. G55598109
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Abingworth Bioventures V, LP 98-051-8587

2. Check the Appropriate Box if a Member of a Group (See Instructions):		(a) [ ]
		(b) [ X ]

3. SEC Use Only
4. Source of Funds (See Instructions): WC (See Item 3)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

6. Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	1,234,835*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	1,234,835*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,234,835*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent of Class Represented by Amount in Row (11): 7.6%*

14. Type of Reporting Person (See Instructions): PN

*As of September 30, 2014, ABV V held an aggregate of 1,234,835 Ordinary Shares. Thus, as of September 30, 2014, for purposes of Rule 13d-3 under the Exchange Act, ABV V may be deemed to beneficially own 7.6% of the Ordinary Shares deemed issued and outstanding. The foregoing beneficial ownership percentage is based upon 16,185,797 Ordinary Shares issued and outstanding immediately after the consummation of the Issuer’s initial public offering on April 24, 2014, as reported by the Issuer in its Prospectus (File No. 333-194461), dated April 25, 2014 and filed with the SEC on April 25, 2014 pursuant to Rule 424(b)(4) under the Securities Act. Abingworth, as the investment manager of ABV V, may be deemed to beneficially own the 1,234,835 Ordinary Shares held by ABV V.

CUSIP No. G55598109
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Abingworth Bioventures V Co-Invest Growth Equity Fund, LP 98-057-9772

2. Check the Appropriate Box if a Member of a Group (See Instructions):		(a) [ ]
		(b) [ X ]

3. SEC Use Only
4. Source of Funds (See Instructions): WC (See Item 3)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

6. Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	1,488,617*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	1,488,617*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,488,617*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent of Class Represented by Amount in Row (11): 9.2%*

14. Type of Reporting Person (See Instructions): PN

*As of September 30, 2014, AGE held an aggregate of 1,488,617 Ordinary Shares. Thus, as of September 30, 2014, for purposes of Rule 13d-3 under the Exchange Act, AGE may be deemed to beneficially own 9.2% of the Ordinary Shares deemed issued and outstanding. The foregoing beneficial ownership percentage is based upon 16,185,797 Ordinary Shares issued and outstanding immediately after the consummation of the Issuer’s initial public offering on April 24, 2014, as reported by the Issuer in its Prospectus (File No. 333-194461), dated April 25, 2014 and filed with the SEC on April 25, 2014 pursuant to Rule 424(b)(4) under the Securities Act. Abingworth, as the investment manager of AGE, may be deemed to beneficially own the 1,488,617 Ordinary Shares held by AGE.

CUSIP No. G55598109
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Abingworth Bioequities Master Fund Limited 66-066-0960

2. Check the Appropriate Box if a Member of a Group (See Instructions):		(a) [ ]
		(b) [ X ]

3. SEC Use Only
4. Source of Funds (See Instructions): WC (See Item 3)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

6. Citizenship or Place of Organization: Cayman Islands

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	419,397*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	419,397*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 419,397*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent of Class Represented by Amount in Row (11): 2.6%*

14. Type of Reporting Person (See Instructions): CO

*As of September 30, 2014, ABE held an aggregate of 419,397 Ordinary Shares. Thus, as of September 30, 2014, for purposes of Rule 13d-3 under the Exchange Act, ABE may be deemed to beneficially own 2.6% of the Ordinary Shares deemed issued and outstanding. The foregoing beneficial ownership percentage is based upon 16,185,797 Ordinary Shares issued and outstanding immediately after the consummation of the Issuer’s initial public offering on April 24, 2014, as reported by the Issuer in its Prospectus (File No. 333-194461), dated April 25, 2014 and filed with the SEC on April 25, 2014 pursuant to Rule 424(b)(4) under the Securities Act. Abingworth, as the investment manager of ABE, may be deemed to beneficially own the 419,397 Ordinary Shares held by ABE.

CUSIP No. G55598109
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Abingworth Bioventures VI LP 98-0403543

2. Check the Appropriate Box if a Member of a Group (See Instructions):		(a) [ ]
		(b) [ X ]

3. SEC Use Only
4. Source of Funds (See Instructions): WC (See Item 3)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

6. Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	209,695*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	209,695*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 209,695*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent of Class Represented by Amount in Row (11): 1.3%*

14. Type of Reporting Person (See Instructions): PN

*As of September 30, 2014, ABV VI held an aggregate of 209,695 Ordinary Shares. Thus, as of September 30, 2014, for purposes of Rule 13d-3 under the Exchange Act, ABV VI may be deemed to beneficially own 1.3% of the Ordinary Shares deemed issued and outstanding. The foregoing beneficial ownership percentage is based upon 16,185,797 Ordinary Shares issued and outstanding immediately after the consummation of the Issuer’s initial public offering on April 24, 2014, as reported by the Issuer in its Prospectus (File No. 333-194461), dated April 25, 2014 and filed with the SEC on April 25, 2014 pursuant to Rule 424(b)(4) under the Securities Act. Abingworth, as the investment manager of ABV V, may be deemed to beneficially own the 209,695 Ordinary Shares held by ABV V.

 Item 3. Source and Amount of Funds or Other Consideration

 Item 3 is hereby amended and supplemented as follows:

The 624,092 Ordinary Shares reported in this Amendment No. 2 to Schedule 13D were purchased by the Abingworth Funds with cash from the assets of the Abingworth Funds for an aggregate amount of $1,636,123.23.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

As of September 30, 2014, ABV V held an aggregate of 1,234,835 Ordinary Shares. Thus, as of September 30, 2014, for purposes of Rule 13d-3 under the Exchange Act, ABV V may be deemed to beneficially own 7.6% of the Ordinary Shares deemed issued and outstanding. The foregoing beneficial ownership percentage is based upon 16,185,797 Ordinary Shares issued and outstanding immediately after the consummation of the Issuer’s IPO on April 24, 2014, as reported by the Issuer in its Prospectus (File No. 333-194461), dated April 25, 2014 and filed with the SEC on April 25, 2014 pursuant to Rule 424(b)(4) under the Securities Act (the “Prospectus Supplement”).

As of September 30, 2014, AGE held an aggregate of 1,488,617 Ordinary Shares. Thus, as of September 30, 2014, for purposes of Rule 13d-3 under the Exchange Act, AGE may be deemed to beneficially own 9.2% of the Ordinary Shares deemed issued and outstanding. The foregoing beneficial ownership percentage is based upon 16,185,797 Ordinary Shares issued and outstanding immediately after the consummation of the Issuer’s IPO on April 24, 2014, as reported by the Issuer in its Prospectus Supplement.

As of September 30, 2014, ABE held an aggregate of 419,397 Ordinary Shares. Thus, as of September 30, 2014, for purposes of Rule 13d-3 under the Exchange Act, ABE may be deemed to beneficially own 2.6% of the Ordinary Shares deemed issued and outstanding. The foregoing beneficial ownership percentage is based upon 16,185,797 Ordinary Shares issued and outstanding immediately after the consummation of the Issuer’s IPO on April 24, 2014, as reported by the Issuer in its Prospectus Supplement.

As of September 30, 2014, ABV VI held an aggregate of 209,695 Ordinary Shares. Thus, as of September 30, 2014, for purposes of Rule 13d-3 under the Exchange Act, ABV VI may be deemed to beneficially own 1.3% of the Ordinary Shares deemed issued and outstanding. The foregoing beneficial ownership percentage is based upon 16,185,797 Ordinary Shares issued and outstanding immediately after the consummation of the Issuer’s IPO on April 24, 2014, as reported by the Issuer in its Prospectus Supplement.

Abingworth is not the owner of record of any Ordinary Shares. Abingworth, as the investment manager to the Abingworth Funds, may be deemed to beneficially own, in the aggregate, 3,352,544 Ordinary Shares, representing approximately 20.7% of the Ordinary Shares of the Issuer deemed issued and outstanding as of September 30, 2014. The foregoing beneficial ownership percentages are based upon 16,185,797 Ordinary Shares issued and outstanding immediately after the consummation of the Issuer’s IPO on April 24, 2014, as reported by the Issuer in its Prospectus Supplement.

As set forth in the cover sheets to this Schedule 13D, (i) ABV V has shared voting and dispositive power with respect to the 1,234,835 Ordinary Shares held by ABV V, and does not have sole voting and dispositive power over any of the securities reported herein; (ii) AGE has shared voting and dispositive power with respect to the 1,488,617 Ordinary Shares held by AGE, and does not have sole voting and dispositive power over any of the securities reported herein; (iii) ABE has shared voting and dispositive power with respect to the 419,397 Ordinary Shares held by ABE, and does not have sole voting and dispositive power over any of the securities reported herein; (iv) ABV VI has shared voting and dispositive power with respect to the 209,695 Ordinary Shares held by ABV VI, and does not have sole voting and dispositive power over any of the securities reported herein; and (v) Abingworth has shared voting and dispositive power with respect to the 3,352,544 Ordinary Shares held by the Abingworth Funds, and does not have sole voting and dispositive power over any of the securities reported herein.

Upon effectiveness of the Scheme, 3,193,890 ordinary shares of Lombard held by ABV V were exchanged for 798,472 Ordinary Shares of the Issuer. Additionally, On April 25, 2014, ABV V purchased 436,363 Ordinary Shares of the Issuer in the IPO at the public offering price of $11.00 per share. Upon effectiveness of the Scheme, 4,790,835 ordinary shares of Lombard held by AGE were exchanged for 1,197,708 Ordinary Shares of the Issuer. Additionally, on April 25, 2014, AGE purchased 290,909 Ordinary Shares of the Issuer in the IPO at the public offering price of $11.00 per share.

The following table details the transactions by the Reporting Persons, on behalf of the Abingworth Funds, in Ordinary Shares during the period since the date of the event which required the filing by the Reporting Persons, on behalf of Abingworth Funds, of the Amendment No. 1 to the Schedule 13D:

Date	Price per Share	Type of Transaction	Number of Shares
8/27/14	$6.40	Open Market Purchase	100,000
8/28/14	$6.20	Open Market Purchase	400
9/4/14	$6.954(1)	Open Market Purchase	2,018
9/5/14	$7.00	Open Market Purchase	85
9/9/14	$7.1498(2)	Open Market Purchase	40,815
9/10/14	$7.0499(3)	Open Market Purchase	1,138
9/11/14	$7.1667(4)	Open Market Purchase	887
9/12/14	$7.1903(5)	Open Market Purchase	7,945
9/15/14	$7.20	Open Market Purchase	150
9/17/14	$7.262(6)	Open Market Purchase	2,458
9/19/14	$7.3958(7)	Open Market Purchase	38,125
9/22/14	$7.3987(8)	Open Market Purchase	22,000
9/23/14	$7.3998(9)	Open Market Purchase	8,098
9/24/14	$7.3998(10)	Open Market Purchase	3,300
9/25/14	$7.4000(11)	Open Market Purchase	3,725
9/26/14	$7.4000	Open Market Purchase	443
9/29/14	$7.3674(12)	Open Market Purchase	5,000

Explanation of response:

1. The price reported in Item 5(c) is a weighted average price. These shares were bought in multiple transactions at prices ranging from $6.94 to $7.00, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote.

2. The price reported in Item 5(c) is a weighted average price. These shares were bought in multiple transactions at prices ranging from $7.125 to $7.15, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote.

3. The price reported in Item 5(c) is a weighted average price. These shares were bought in multiple transactions at prices ranging from $7.02 to $7.05, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote.

4. The price reported in Item 5(c) is a weighted average price. These shares were bought in multiple transactions at prices ranging from $7.125 to $7.20, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote.

5. The price reported in Item 5(c) is a weighted average price. These shares were bought in multiple transactions at prices ranging from $7.15 to $7.20, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote.

6. The price reported in Item 5(c) is a weighted average price. These shares were bought in multiple transactions at prices ranging from $7.09 to $7.40, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote.

7. The price reported in Item 5(c) is a weighted average price. These shares were bought in multiple transactions at prices ranging from $7.37 to $7.40, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote.

8. The price reported in Item 5(c) is a weighted average price. These shares were bought in multiple transactions at prices ranging from $7.39 to $7.40, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote.

9. The price reported in Item 5(c) is a weighted average price. These shares were bought in multiple transactions at prices ranging from $7.38 to $7.40, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote.

10. The price reported in Item 5(c) is a weighted average price. These shares were bought in multiple transactions at prices ranging from $7.31 to $7.40, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote.

11. The price reported in Item 5(c) is a weighted average price. These shares were bought in multiple transactions at prices ranging from $6.91 to $7.40, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote.

12. The price reported in Item 5(c) is a weighted average price. These shares were bought in multiple transactions at prices ranging from $7.355 to $7.38, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares bought at each separate price within the range set forth in this footnote.

_________________________________

Except as set forth in this Schedule 13D, none of the persons identified in Item 2 of this Schedule 13D has engaged in any transaction in Ordinary Shares, or securities convertible for Ordinary Shares, during the period commencing sixty (60) days prior to the September 30, 2014.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2014	ABINGWORTH BIOVENTURES V, LP

By: Abingworth LLP, its Manager

	By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH BIOVENTURES V CO- INVEST GROWTH EQUITY FUND, LP

By: Abingworth LLP, its Manager

	By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH BIOEQUITIES MASTER FUND LIMITED

By: Abingworth LLP, its Manager

	By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

ABINGWORTH BIOVENTURES VI, LP

By: Abingworth LLP, its Manager

	By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

Abingworth LLP

	By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).